December 29, 2006

Addressees Listed on Exhibit A

Re:	Structured Asset Mortgage Investments II Inc.,
Bear Stearns Mortgage Funding Trust 2006-AR5,
Mortgage Pass-Through Certificates, Series 2006-AR5

Ladies and Gentlemen:

I am the Vice President of Structured Asset Mortgage Investments II Inc., a Delaware corporation (the "Company"), and, in such capacity, I am familiar with the affairs of the Company.

I am providing this opinion in connection with the issuance and sale by the Company of the Bear Stearns Mortgage Funding Trust 2006-AR5, Mortgage Pass-Through Certificates, Series 2006-AR5 (the “PSA Certificates”), pursuant to the Pooling and Servicing Agreement, dated as of December 1, 2006 (the “Pooling and Servicing Agreement”), among the Company, Wells Fargo Bank, National Association (“Wells Fargo”), as trustee (in such capacity, the “Trustee”) and EMC Mortgage Corporation (“EMC”). The Certificates consist of senior certificates designated as Class I-A-1, Class I-A-2, Class I-A-3, Class I-X, Class II-A-1, Class II-A-2, and Class II-A-3 Certificates (the "Senior Certificates"), and subordinated certificates designated as Class I-B-1, Class I-B-2, Class I-B-3, Class I-B-4, Class I-B-5, Class I-B-6, Class I-B-7, Class I-B-8, Class I-B-9, Class I-XP-1, Class I-XP-2, Class I-B-IO, Class R, Class R-X, Class II-B-1, Class II-B-2, Class II-B-3, Class II-B-4, Class II-B-5, Class II-XP, and Class II-B-IO Certificates. Only the Senior Certificates and the Class I-B-1, Class I-B-2, Class I-B-3, Class I-B-4, Class I-B-5, Class I-B-6, Class I-B-7, Class I-B-8, Class I-B-9, Class II-B-1, Class II-B-2, Class II-B-3 and Class II-B-4 Certificates (collectively, the “Offered Certificates”) are offered pursuant to the Prospectus Supplement dated December 28, 2006, to the prospectus dated December 27, 2006 (collectively, the “Prospectus”).

The Certificates will evidence in the aggregate initial undivided ownership interests of 100% in a trust fund (the “Trust Fund”) consisting primarily of a pool of adjustable rate mortgage loans secured by first liens on one- to four-family residential properties (the “Mortgage Loans”) held by Wells Fargo, as custodian (in such capacity, the “Custodian”), pursuant to the Custodial Agreement, dated as of December 29, 2006, among the Company, EMC, the Custodian and the Trustee (the “Custodial Agreement”).

The Company will sell the Offered Certificates to Bear Stearns & Co. Inc. (“Bear”) pursuant to an Underwriting Agreement dated as of May 12, 2006 and the related Terms

Agreement, dated as of December 28, 2006, between the Company and Bear (the “Underwriting Agreement”).

EMC originated certain of the Mortgage Loans and acquired certain of the Mortgage Loans from Bear Stearns Residential Mortgage Corp.. Primary servicing of the Mortgage Loans will be provided for in accordance with the Pooling and Servicing Agreement. EMC transferred the Mortgage Loans to the Company pursuant to the Mortgage Loan Purchase Agreement, dated as of December 29, 2006 (the “Mortgage Loan Purchase Agreement”), in exchange for the cash proceeds of the Offered Certificates. The Mortgage Loan Purchase Agreement, the Pooling and Servicing Agreement, the Custodial Agreement and the Underwriting Agreement are collectively referred to herein as the “Agreements.” Capitalized terms not defined herein have the meanings assigned to them in the Pooling and Servicing Agreement. This opinion letter is rendered pursuant to Section 6 of the Underwriting Agreement.

I have examined copies of the Agreements, the Certificate of Incorporation of the Company and the By-Laws of the Company. I also have examined such agreements, certificates of officers and representatives of the Company and others, and other documents, papers, statutes and authorities as I have deemed necessary to form the basis of the opinions hereinafter expressed. In such examinations, I have assumed the genuineness of all signatures, the authenticity of all documents submitted to me as originals and the conformity to original documents of copies of documents supplied to me. As to certain matters of fact relevant to the opinions hereinafter expressed, I have relied solely upon statements and certificates of the officers of the Company and others. I have also assumed (other than with respect to the Company) that the Agreements and all documents and instruments have been duly authorized, executed and delivered by all parties thereto, that all such parties had the power and legal right to execute and deliver the Agreements and all such documents and instruments, and that such Agreements, documents and instruments are valid, binding and enforceable obligations of such parties.

I am admitted to the Bar of the State of New York, and I express no opinion as to any laws other than the State of New York and the General Corporation Law of the State of Delaware and, to the extent set forth below, the laws of the United States. This opinion is being given as of December 29, 2006 and I express no opinion as to events or conditions subsequent to such date.

Based on the foregoing, I am of the opinion that:

1.            The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, with full corporate power and authority to own its assets and conduct its business, to execute, deliver and perform the Agreements and all the transactions contemplated thereby, and the Company has taken all necessary action to authorize the execution, delivery and performance of the Agreements by it, and the Agreements have been duly authorized, executed and delivered by it.

2.            The execution and delivery of the Agreements by the Company and the performance of its obligations under the Agreements will not conflict with any provision of any law or regulation to which the Company is subject or, or to my knowledge, any agreement or instrument to which the Company is a party or by which it is bound, or any order or decree applicable to the Company or, result in the creation or imposition of any lien on any of the Company's assets or properties, in each case which would materially and adversely affect the ability of the Company to carry out the transactions contemplated by the Agreements or, conflict with, result in a breach of or constitute a default under any of the terms, conditions or provisions of any of the Company's organizational documents.

3.            To my knowledge, there is no action, suit, proceeding or investigation pending to which the Company is a party in any court or by or before any other government agency or instrumentality (a) asserting the invalidity of the Agreements or (b) which would materially and adversely affect the performance by the Company of its obligations under, or the validity or enforceability of, the Agreements.

4.            To my knowledge, the Company is not in default with respect to any order or decree of any court or any order, regulation or demand of any federal, state, municipal or governmental agency, which default might have consequences that would materially and adversely affect the condition (financial or other) or operations of the Company or its properties or might have consequences that would materially and adversely affect its performance under the Agreements.

5.            To my knowledge, no consent, approval, authorization or order of any federal court or governmental agency or body is required for the consummation of the transactions contemplated by the Agreements, other than those which have been obtained by the Company.

This opinion is furnished solely for the benefit of the Addressees listed on Exhibit A in connection with the transaction referred to herein. This letter may not be relied upon, used, quoted, circulated or otherwise referred to by any other person or for any other purpose without my prior written approval; provided, however, that Orrick, Herrington & Sutcliffe LLP may rely on this opinion in connection with the rendering of their opinion in connection with the Agreements.

I understand that you will file this opinion with the Securities and Exchange Commission as an exhibit to a Current Report on Form 8-K for incorporation into the Registration Statement. I hereby consent to the filing of this opinion with the Securities and Exchange Commission.

Very truly yours,

/s/ Joseph T. Jurkowski, Jr.

Joseph T. Jurkowski, Jr. Vice President

EXHIBIT A

Structured Asset Mortgage Investments II Inc. 383 Madison Avenue New York, New York 10179	Bear, Stearns & Co. Inc. 383 Madison Avenue New York, New York 10179

Wells Fargo Bank, National Association 9062 Old Annapolis Road Columbia, Maryland 21045